FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

F·R·I·E·N·D·S

Americans Overwhelmingly Support the Netflix-Warner Bros. Combination

GAME OF THRONES

JUSTICE LEAGUE

BRIDGERTO

Nearly 6 in 10 Netflix, HBO Max, and Paramount+ subscribers support a Netflix-Warner Bros. combination

Over half of Americans surveyed believe Netflix should receive regulatory approval

Americans Overwhelmingly Support the Netflix-Warner Bros. Combination Morning Consult surveyed 700 U.S. adults on December 8-9, 2025 Americans support the Netflix-Warner Americans prefer Netflix as the buyer Bros. deal by nearly 3-to-1 by more than 2-to-1 U.S. adults say they would prefer Netflix over Paramount in a multi-bidder scenario Nearly 6 in 10 Netflix, HBO Max, and Over half of Americans surveyed Paramount+ subscribers support a believe Netflix should receive Netflix-Warner Bros. combination regulatory approval

Most Americans Agree the Combination will Create More Variety, Choice and Convenience 44% 47% of Americans believe the combination of Americans said they are more likely will increase the variety of shows and to support the deal due to improved movies available, compared to 15% streaming quality from Netflix’s who don’t technology combined with Warner Bros. content vs. 10% who said less likely Subscribers Want Convenience What Excites Subscribers Most about the Combination Warner Bros. movies HBO and Netflix Better streaming Bigger budget shows available on Netflix originals together technology and movies 36% 33% 29% 29%

The Best Combination for Entertainment

Wide variety of shows and movies
29%
New releases and binge-worthy full seasons
28%
Big Netflix originals like Stranger Things
27%
Movies released straight to Netflix
27%
Blockbuster movie franchises
28%
HBO and Warner Bros. prestige storytelling
24%
Access to classic films and iconic series
24%
Access to HBO Originals
22%

The Best Combination for Entertainment What Excites Americans Most about Netflix and Warner Bros.1 Wide variety New releases Big Netflix Movies released of shows and and binge-worthy originals like straight to movies full seasons Stranger Things Netflix 29% % 27% 27% 28 Blockbuster HBO and Warner Access to Access movie Bros. prestige classic films and to HBO franchises storytelling iconic series Originals 28% 24% 24% 22%

Netflix is America’s Most Favored Entertainment Destination Neflix enjoys the highest favorability of any entertainment company tested 74% favorable (43% very favorable and 31% somewhat favorable) Learn More NetflixWBTogether.com 1Respondents able to select up to two options. Source: weighted Morning to approximate Consult conducted a target sample a survey of adults of 700 based U.S. on adults age, December gender, race, 8-9, educational 2025. Fielding attainment, started around region, 9:00p gender ET by on age, December and race 8 by and educational ended early attainment in the morning . The full on survey December results 9. The have interviews a margin of were error conducted of +/- 4 percentage online and points the data . were 81909-001 16Dec25 23:45 Page 2 © 2025 Netflix

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NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix, Inc.’s (“Netflix”) and Warner Bros. Discovery, Inc.’s (“WBD”) current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Discovery Global business and Warner Bros. business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of WBD’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Netflix intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the proposed transaction and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. WBD also intends to file a registration statement for the newly formed subsidiary of WBD that will be spun off from WBD prior to the closing of the proposed transaction.

The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx.

The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 17, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.